UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE REIT SEVEN, INC.
(Name of Subject Company)

APPLE REIT SEVEN, INC.
(Names of Persons Filing Statement)

UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)
(Title of Class of Securities)

037851 201
(CUSIP Number of Class of Securities)

Glade M. Knight
Chairman of the Board and Chief Executive Officer
Apple REIT Seven, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David W. Robertson, Esq.
Martin B. Richards, Esq.
McGuireWoods LLP
901 East Cary Street, One James Center
Richmond, Virginia 23219
(804) 775-1031

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

          This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF Northstar Fund, LP, MPF Badger Acquisition Co. 2, LLC, MPF Income Fund 26, LLC, MPF DeWaay Premier Fund 4, LLC, MP Value Fund 5, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, MPF Blue Ridge Fund I, LLC, and Coastal Realty Business Trust (collectively, the “Bidders”) to purchase up to 5,000,000 of the outstanding shares of common stock (no par value) and the associated shares of Series A preferred stock (no par value) (together, the “Units”), of Apple REIT Seven, Inc., a Virginia corporation (the “Company”), at a price equal to $4.00 per Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on September 1, 2011 (the “Offer to Purchase”).

          As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Units (the “Stockholders”) reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

          The Company’s name and the address and telephone number of its principal executive office is as follows:

Apple REIT Seven, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121

          This Schedule 14D-9 relates to the Units, of which there were 91,279,326 Units outstanding as of September 1, 2011.

Item 2.	Identity and Background of Filing Person.

          The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

          This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 5,000,000 Units at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

          Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on October 28, 2011.

          According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1640 School Street, Moraga, CA 94556, (800) 854-8357.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

          As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Compensation Discussion and Analysis,” and “Certain Relationships and Agreements” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2011 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

          The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their Units for purchase by the Bidders pursuant to the Offer to Purchase.

          The Board of Directors acknowledges that each Stockholder must evaluate whether to tender Units to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, the individual Stockholder’s individual liquidity needs.

(b)	Reasons for the Recommendation.

          In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors knowledge of the Company’s business, financial condition, portfolio of properties and future prospects including the evaluation of a possible consolidation transaction discussed below in Item 8.

          The reasons for the Board of Directors recommendation include:

•

The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information.”

•

The per Unit book value of the Units as of June 30, 2011 is $7.71 per Unit, or $3.71 per Unit above the Offer Price. The Board notes that book value may not necessarily be representative of the liquidation value of the Company. The per Unit book value per share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•

The Offer Price is more than 18% below Bidders’ own estimate of the liquidation value of the Company per Unit. MPF acknowledges it has not made an independent appraisal of the Units or the Company’s properties.

•

The fact that MPF will reduce the Offer Price by the amount of distributions declared or made with respect to the Units between September 1, 2011 and the expiration date of the Tender Offer, including the $0.064 per Unit September distribution (which will be paid on September 15, 2011) and any distribution that is declared for or made in the month of October 2011 before the expiration date of the Tender Offer. Thus, a tendering Stockholder will receive less than $4.00 per Unit.

•

The Company has paid distributions totaling $4.51 per Unit or approximately $347.9 million to Stockholders since inception of the Company, and intends to continue to pay distributions on a monthly basis. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their Units to the Bidders will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•

The Company has paid a total of approximately $98,414,000 in redemption payments to Stockholders since the inception of its redemption program, including approximately $8,040,000 in redemption payments in July 2011. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

•

There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until October 28, 2011 and it may be extended by the Bidders in their sole discretion.

          In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

          In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c)	Intent to Tender.

          The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Units in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Units held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

          Not applicable.

Item 6.	Interest in Securities of the Subject Company.

          During the past sixty days, no transactions with respect to Units have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Units	Price per Unit

Apple REIT Seven, Inc.	08/15/2011	Sale of Units pursuant to dividend reinvestment plan (“DRP”)	156,736	$11.00
Justin Knight	08/15/2011	Monthly purchase under the DRP	107.772	$11.00
Apple REIT Seven, Inc.	07/20/2011	Repurchases by the Company under its redemption plan	28,259	$10.50
Apple REIT Seven, Inc.	07/20/2011	Repurchases by the Company under its redemption plan	703,901	$11.00
Apple REIT Seven, Inc.	07/14/2011	Sale of Units pursuant to the DRP	168,712	$11.00
Justin Knight	07/15/2011	Monthly purchase under the DRP	107.147	$11.00

Item 7.	Purposes of the Transaction and Plans or Proposals.

          The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

          Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

          On August 19, 2011, the Company announced that its Board of Directors had authorized the evaluation of a potential consolidation transaction in which the Company, Apple REIT Six, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. would be combined, which consolidation transaction could also include a listing of the stock of the combined enterprise for trading on a national exchange at the time of such combination or at a future date. The Company has not made a decision to pursue any particular transaction, and there can be no assurance that the evaluation of a potential consolidation transaction will result in such transaction being accomplished, or that the potential consolidation transaction or any other strategic alternative will be pursued. The Company has not set a timetable for completion of the evaluation process, and it does not expect to comment further unless and until its Board of Directors has approved a specific transaction, or it otherwise deems further disclosure is appropriate or required by law.

          Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; the outcome of current and future litigation, regulatory proceedings, or inquiries, changes in economic cycles; and competition within the hotel industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 8, 2011 (incorporated herein by reference) and in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 12, 2011(incorporated herein by reference).

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Letter to Apple REIT Seven, Inc. Stockholders, dated September 15, 2011

(a)(2)	Press release of Apple REIT Seven, Inc. dated September 15, 2011

(e)(1)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 4, 2011 filed by Apple REIT Seven, Inc. with the SEC on April 5, 2011*

(e)(2)	Excerpt from the Quarterly Report on Form 10-Q filed by Apple REIT Seven, Inc. with the SEC on August 12, 2011*

(e)(3)	Excerpt from the Annual Report on Form 10-K filed by Apple REIT Seven, Inc. with the SEC on March 8, 2011*

* Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2011

	By:	/s/ David P. Buckley

	Name:	David P. Buckley
	Title:	Executive Vice President and Chief Legal Counsel